SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, DC 20549
                              ---------------
                                SCHEDULE 13D
                               (RULE 13D-101)

           INFORMATION TO BE INCLUDED IN STATEMENT FILED PURSUANT
         TO RULE 13D-1(A) AND AMENDMENTS THERETO FILED PURSUANT TO
                               RULE 13D-2(A)

                             (AMENDMENT NO. 3)


                           HARVEYS CASINO RESORTS
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                              (Name of Issuer)

               CLASS A COMMON STOCK, PAR VALUE $.01 PER SHARE
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                       (Title of Class of Securities)

                               NOT APPLICABLE
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                               (CUSIP Number)

                           JONATHAN H. GRUNZWEIG
                          C/O COLONY CAPITAL, LLC
                         1999 AVENUE OF THE STARS
                                SUITE 1200
                      LOS ANGELES, CALIFORNIA 90067
                               (310) 282-8800
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               (Name, Address and Telephone Number of Person
             Authorized to Receive Notices and Communications)

                              with a copy to:

                           NICK P. SAGGESE, ESQ.
                  SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP
                     300 SOUTH GRAND AVENUE, SUITE 3400
                     LOS ANGELES, CALIFORNIA 90071-3144
                               (213) 687-5000

                              JANUARY 22, 2001
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          (Date of Event Which Requires Filing of This Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box: |_|

                       (Continued on following pages)


                            (Page 1 of 5 Pages)


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CUSIP No. NOT APPLICABLE          13D                         Page 2 of 5 Pages
-------------------------------------------------------------------------------
    1      NAME OF REPORTING PERSON
           COLONY HCR VOTECO, LLC

           I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
-------------------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:    (a) |_|
           (b) |X|
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    3      SEC USE ONLY

-------------------------------------------------------------------------------
    4      SOURCE OF FUNDS
           OO
-------------------------------------------------------------------------------
    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
           ITEM 2(d) or 2(e)  |_|
-------------------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OF ORGANIZATION
           DELAWARE
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  NUMBER OF      7        SOLE VOTING POWER
   SHARES                 67,246
 BENEFICIALLY             (Includes 28,446 shares which may be acquired
    OWNED                  upon conversion of the Series A PERSON WITH
   BY EACH                 Preferred) (See Item 3)
  REPORTING      --------------------------------------------------------------
    PERSON       8        SHARED VOTING POWER
     WITH                 -0-
                 --------------------------------------------------------------
                 9        SOLE DISPOSITIVE POWER
                          67,246
                          (Includes 28,446 shares which may be acquired
                          upon conversion of the Series A Preferred) (See
                          Item 3)
                 --------------------------------------------------------------
                 10       SHARED DISPOSITIVE POWER
                          -0-
-------------------------------------------------------------------------------
   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON
           67,246
           (Includes 28,446 shares which may be acquired upon conversion of the Series A Preferred) (See Item 3)
-------------------------------------------------------------------------------
   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
           EXCLUDES CERTAIN SHARES    |_|
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   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           98.1%
-------------------------------------------------------------------------------
   14      TYPE OF REPORTING PERSON
           OO
-------------------------------------------------------------------------------


-------------------------------------------------------------------------------
CUSIP No.  NOT APPLICABLE         13D                         Page 3 of 5 Pages
-------------------------------------------------------------------------------
    1      NAME OF REPORTING PERSON
           THOMAS J. BARRACK, JR.

           I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
-------------------------------------------------------------------------------

    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:      (a) |_|
           (b) |X|
-------------------------------------------------------------------------------
    3      SEC USE ONLY

 -------------------------------------------------------------------------------
    4      SOURCE OF FUNDS
           OO
-------------------------------------------------------------------------------
    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
           ITEM 2(d) or 2(e)  |_|
-------------------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OF ORGANIZATION
           USA
-------------------------------------------------------------------------------
  NUMBER OF      7        SOLE VOTING POWER
   SHARES        --------------------------------------------------------------
 BENEFICIALLY    8        SHARED VOTING POWER
    OWNED                 67,246
   BY EACH                (Includes 28,446 shares which may be acquired
  REPORTING               upon conversion of the Series A Preferred) (See
    PERSON                Item 3)
     WITH        --------------------------------------------------------------
                 9        SOLE DISPOSITIVE POWER
                          -0-
                 --------------------------------------------------------------
                 10       SHARED DISPOSITIVE POWER
                          67,246
                          (Includes 28,446 shares which may be acquired
                          upon conversion of the Series A Preferred) (See
                          Item 3)
-------------------------------------------------------------------------------
   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON
           67,246
           (Includes 28,446 shares which may be acquired upon conversion of the Series A Preferred) (See Item 3)
-------------------------------------------------------------------------------
   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
           EXCLUDES CERTAIN SHARES    |_|
-------------------------------------------------------------------------------
   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           98.1%
-------------------------------------------------------------------------------
   14      TYPE OF REPORTING PERSON
           IN
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                  This Amendment No. 3 amends and supplements the Schedule
13D, dated February 1, 1999 (the "Original Schedule 13D"), as amended by Amendment No. 1 thereto, dated April 17, 2000 (the "First Amendment"), and Amendment No. 2 thereto, dated December 18, 2000 (the "Second Amendment" and, the Original Schedule 13D, as amended by the First Amendment and the Second Amendment, the "Schedule 13D"), filed by Colony HCR Voteco, LLC,
Thomas J. Barrack, Jr. and Kelvin L. Davis with respect to the Class A
Common Stock, par value $.01 per share, of Harveys Casino Resorts, a Nevada corporation. Capitalized terms used but not defined herein shall have the respective meanings set forth in the Schedule 13D.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         Item 3 of the Schedule 13D is hereby amended and supplemented by adding the following paragraph at the end of such Item 3:

                  On January 22, 2001, the Pinnacle Merger Agreement was terminated by the mutual written consent of each of the parties thereto. Accordingly, on January 22, 2001, the Issuer, PHCR and Harveys Acq Corp also terminated the Harveys Merger Agreement. All other transaction agreements entered into in connection with the Pinnacle Merger Agreement also have been terminated.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         Item 5 of the Schedule 13D is hereby amended and supplemented by incorporating by reference at the end of such Item 5 the paragraph set forth in Item 3 hereof which amends and supplements the response to Item 3 of the Schedule 13D.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         Item 6 of the Schedule 13D is hereby amended and supplemented by incorporating by reference at the end of such Item 6 the paragraph set forth in Item 3 hereof which amends and supplements the response to Item 3 of the Schedule 13D.


                             Page 4 of 5 Pages



                                 SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  January 22, 2001

                                COLONY HCR VOTECO, LLC


                                By: /s/  Thomas J. Barrack, Jr.
                                   -----------------------------------------
                                   Name:  Thomas J. Barrack, Jr.
                                   Title: Member



                                   /s/   Thomas J. Barrack, Jr.
                                   -----------------------------------
                                         THOMAS J. BARRACK, JR.


                             Page 5 of 5 Pages